BILLY J. ROBINSON
                         Attorney & Counselor at Law


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                                March 21, 2005

 Securities and Exchange Commission
 Division of Corporation Finance
 450 Fifth Street, N.W.
 Washington, D.C.  20549

      RE:  VPGI Corp. ("VPGI")
           Form 10-K for the fiscal year ended June 30, 2004
           Filed October 13, 2004
           File No. 0-13225

 Ladies and Gentlemen:

      Please see the following responses to your comments of March 8, 2005.


 Annual Report on Form 10-K for the period ended June 30, 2004

 Item 9 - Changes in and disagreements with accountants on accounting and
 ------------------------------------------------------------------------
 financial disclosure
 --------------------

 1. Revise to include the disclosures required by Item 304 of Regulation S-K in accordance with Item 9 of this form.

 Response to Comment No. 1.
 --------------------------
      Future filings will be revised in accordance with the Staff's comment, as follows:

      The client-auditor relationship between the Registrant and Grant Thornton LLP ended, with the approval of Registrant's audit committee, as of August 21, 2003. Grant Thornton declined to stand for reelection.

      During the Registrant's two most recent fiscal years and the subsequent interim period preceding termination of the relationship, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Although unrelated to the change, the former accountant's report on Registrant's financial statements for the fiscal year ended June 30, 2002 contained an opinion that was qualified concerning the Registrant's ability to continue as a going concern. The former accountant was provided with a copy of the foregoing disclosures and was requested to furnish the Registrant with a letter addressed to the Commission stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. The former accountant's letter is filed as Exhibit 16 to the Company's Form 8-K Report filed with the Commission dated August 21, 2003.

      A new independent accountant, Cheshier & Fuller, L.L.P. (now known as CF & Co., L.L.P.), was engaged as of August 21, 2003 as the principal accountant to audit the Registrant's financial statements beginning with fiscal year ended June 30, 2003.


 Item 9A - Controls and procedures
 ---------------------------------

 2.   Revise to furnish the information required by Item 308 of Regulation
      S-K.

 Response to Comment No. 2.
 --------------------------

       Future filings will be revised in accordance with Item 308 (a) and (b) of Regulation S-K, as those requirements become applicable to Registrant, and in accordance with the Staff's comment relating to Item 308 (c) of Regulation S-K, as follows:

      Changes in Internal Control Over Financial Reporting - Registrant's management has evaluated whether any change in Registrant's internal control over financial reporting occurred during the fourth fiscal quarter [in the case of a 10-K report] or during the last fiscal quarter [in the case of a 10-Q report.] Based on that evaluation, management concluded that there has been no change in Registrant's internal control over financial reporting during the relevant period that has materially affected, or is reasonably likely to materially affect, Registrant's internal control over financial reporting.


 Footnote B - Going Concern Matters
 ----------------------------------

 3. We note that your financial statements have been presented on the basis that the Company is a going concern. In addition, we note the Company's merger agreement executed November 16, 2004. Tell us how you considered the guidance in Section 607.02 of the Financial Reporting Codification (FRR 607.02) with respect to the Company's future plans to overcome financial difficulties. Your disclosures should discuss a viable plan that has the reasonable capability of removing the threat to the continuation of the business during the twelve month period following the most recent balance sheet presented. This disclosure should be an integral part of both management's discussion and analysis of liquidity and the notes to the financial statements, and updated on a quarterly basis as necessary. Expand this discussion to specifically include the manner in which you intend to generate future revenues.

 Response to Comment No. 3.
 --------------------------

      There were no plans in place to liquidate or dissolve the Company.
 Section 607.02 of the Financial Reporting Codification (FRR 607.02) states "financial statements will be considered false and misleading if those statements are prepared on the assumption of a going concern but should be more appropriately based on the assumption of liquidation or if classification and amounts of assets and liabilities should otherwise be adjusted." As of the balance sheet date, June 30, 2004, the Company had one asset, pension surplus, in the amount of $49,972 that was in trust to fund future pension obligations. On that date, there were no liabilities. Thus, at June 30, 2004, there was no material difference between the amounts that would have been presented on the assumption of liquidation or on the basis that the Company is a going concern.

      FRR 607.02 states, "Moreover, filings containing accountant's reports that are qualified as a result of questions about the entity's continued existence must contain appropriate and prominent disclosure of the registrant's financial difficulties and viable plans to overcome those difficulties." The accountant's report did contain an explanatory paragraph reflecting accountant's uncertainty about the Company's ability to continue as a going concern in accordance with AUS341.12. In addition to other areas throughout the financial statements, Note B to the financial statements contained appropriate and prominent disclosures specifically addressing the registrant's financial difficulties and management's plans to overcome those difficulties.

      Note B - Going Concern Matters did disclose the principal conditions that raised questions about the entities ability to continue as a going concern, the possible effects of such conditions, and management's evaluation of the significance of those conditions and management's plan to mitigate those conditions.

      At the date of the issuance of the June 30, 2004 financial statements, the merger agreement had not been executed or announced. For this reason, there was no mention of that particular transaction, although the note did contain a statement that the Company "... may consider ... a merger candidate or an acquisition of a viable business." At the date of the issuance of the report, there were no specific plans in place to generate future revenues.

      The notes to the financial statements have been updated on quarterly financial statements as necessary to disclose facts relative to the November 16, 2004 merger.

      In all future filings, including interim financial statements, the Company will specifically disclose going concern issues and updates regarding those issues.

      Thank you for your courtesy and consideration.

                                    Sincerely,

                                    /s/ Billy J. Robinson

                                    Billy J. Robinson
                                    Attorney for VPGI Corp.